Exhibit 99.2

CHINA JO-JO DRUGSTORES, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS – JANUARY 25, 2022, AT 9:00 PM EASTERN TIME

CONTROL ID:

REQUEST ID:

The undersigned shareholder of China Jo-Jo Drugstores, Inc., a Cayman Islands corporation, (the “Company”), hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement (the “Proxy Statement”) of the Company, each dated on or around December 27, 2021, and hereby appoints Lei Liu (the “Proxy”), with full power of substitution and authority to act in the absence of the other, each as proxies and attorneys-in-fact, to cast all votes that the undersigned is entitled to cast at, and with all powers that the undersigned would possess if personally present at, the Annual Meeting of Shareholders of the Company, to be held on January 25, 2022 at 9:00 p.m. E.T. (January 26, 2022 at 10:00 a.m., Beijing time), at the Company’s principal executive offices located at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008, and at any postponement, postponements, adjournment or adjournments thereof, and to vote all shares of the Company that the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side, and all such other business as may properly come before the meeting. I/we hereby revoke all proxies previously given.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

VOTING INSTRUCTIONS

If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to 202-521-3464.
INTERNET:	https://www.iproxydirect.com/CJJD
PHONE:	1-866-752-VOTE(8683)

ANNUAL MEETING OF THE SHAREHOLDERS OF CHINA JO-JO DRUGSTORES, INC.			PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2 and 3 BELOW

Proposal 1	To elect six directors to serve until the next Annual Meeting or until their successors are duly elected and qualified	à	FOR	AGAINST	ABSTAIN
	Lei Liu		☐	☐	☐
	Li Qi		☐	☐	☐	REQUEST ID:
	Caroline Wang		☐	☐	☐	CONTROL ID:
	Jiangliang He		☐	☐	☐
	Genghua Gu		☐	☐	☐
	Pingfan Wu		☐	☐	☐
Proposal 2		à	FOR	AGAINST	ABSTAIN
	To ratify the appointment of BDO CHINA SHU LUN PAN Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022;		☐	☐	☐
Proposal 3		à	FOR	AGAINST	ABSTAIN
	To approve the Amendment No. 2 to our Amended and Restated 2010 Equity Incentive Plan		☐	☐	☐

MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING: ☐
This Proxy, when properly executed will be voted as provided above, or if no contrary direction is indicated, it will be voted for Proposals 1, 2 and 3.

MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

____________________________
____________________________
____________________________

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ________________________, 2022

(Print Name of Shareholder and/or Joint Tenant)

(Signature of Shareholder)

(Second Signature if held jointly)